SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)*

Calypte Biomedical Corporation
(Name of Issuer)

Common Stock, par value $0.03 per share
(Title of Class of Securities)

131722100
(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☑           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 131722100		Page 2 of 6

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
2		(b) ☐

SEC USE ONLY
3

CITIZENSHIP OR PLACE OF ORGANIZATION
4
United States of America
NUMBER OF		SOLE VOTING POWER
	5
SHARES		0
		SHARED VOTING POWER
BENEFICIALLY	6
		27,975,567 shares of Common Stock (See Item 4)
OWNED BY EACH		SOLE DISPOSITIVE POWER
	7
REPORTING		0
		SHARED DISPOSITIVE POWER
PERSON WITH	8
		27,975,567 shares of Common Stock (See Item 4)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
27,975,567 shares of Common Stock (See Item 4)
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
10

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
7.6% (See Item 4)
TYPE OF REPORTING PERSON
12
IN

SCHEDULE 13G
CUSIP NO. 131722100		Page 3 of 6

Item 1(a).	Name of Issuer:

Calypte Biomedical Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16290 S.W. Upper Boones Ferry Road
Portland, OR 97224

Items 2(a),
(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Amendment No. 5 to Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 5 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 5 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.03 per share, of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number:

131722100

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

27,975,567 shares of Common Stock*

(b)	Percent of class:

Based on 342,449,510 shares of Common Stock of the Issuer outstanding as of November 12, 2007 (as set forth in the Issuer’s 10-QSB for the quarterly period ended September 30, 2007), and 27,083,767 shares of Common Stock issuable upon the (i) exercise of certain warrants held by the Reporting Persons and (ii) conversion of a certain note held by the Reporting Persons, the Reporting Persons hold approximately 7.6%* of the issued and outstanding Common Stock of the Issuer.

SCHEDULE 13G
CUSIP NO. 131722100		Page 4 of 6

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 27,975,567 shares of Common Stock*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 27,975,567 shares of Common Stock*

*The Reporting Persons beneficially own an aggregate of 27,975,567 shares of Common Stock.  The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark.  The shares of Common Stock reported in this Amendment No. 3 to Schedule 13G do not include certain shares of Common Stock issuable upon the exercise of warrants and upon the conversion of a note held by the Reporting Persons.  Such warrants and note held by the Reporting Persons are subject to exercise and conversion caps that preclude the holder thereof from utilizing its exercise and conversion rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)) in excess of 9.99%, as applicable, of the Common Stock, giving effect to such exercise.

All of the foregoing represents an aggregate of 27,975,567 shares of Common Stock held directly by SF Capital Partners, Ltd. (“SF Capital”).  The Reporting Persons are the Managing Members of Stark Offshore Management LLC (“Stark Offshore”), which acts as investment manager and has sole power to direct the management of SF Capital.  Through Stark Offshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares.  Therefore, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

SCHEDULE 13G
CUSIP NO. 131722100		Page 5 of 6

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 131722100		Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2008

/s/ Michael A. Roth
Michael A. Roth

/s/ Brian J. Stark
Brian J. Stark